SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No 42.150.391/0001-70 - NIRE 29300006939
MINUTES OF 501st MEETING OF THE BOARD OF DIRECTORS

HELD ON APRIL 13, 2005

On the 13th (thirteenth) calendar day of April, two thousand and five, at 2:00 (two) p.m., in the Company's office located at Avenida das Nações Unidas, No. 4777, ZIP Code 05477-000, São Paulo-SP, the 501st (five hundred and first) Meeting of the Board of Directors of BRASKEM S.A was held, and the undersigned Board members were present. Absent Board member Fernando Castro Sá. The President José Carlos Grubisich Filho, officers Mauricio Roberto de Carvalho Ferro and Paul Elie Altit, the Secretary of the Board of Directors, Mr. Nelson Raso, and Ms. Marta Pinto Lima Pacheco were also present. The Chairman of the Board of Directors, Pedro Augusto Ribeiro Novis, directed the meeting, and Ms. Marta Pinto Lima Pacheco acted as secretary. AGENDA: I) Subjects for deliberation: 1) PROPOSALS FOR DELIBERATION (“PD”): upon review and discussion of the respective subjects, the Board of Directors unanimously approved the following Proposals for Deliberation previously delivered by the Board of Executive Officers to the members of the Board of Directors for acknowledgement, as provided in its Internal Regulation, copies of which have been duly filed at the Company's headquarters: a) PD.CA/BAK-05/2005 – Issue of Debentures, for the purpose of authorizing the issue of simple debentures, not covertible and without secured guarantee, in the maximum amount of R$ 360,000,000.00 (three hundred and sixty million reais), pursuant to the competency defined in the item “u” of Article 26 of the Company’s By-Laws, authorizing the Board of Executive Officers to carry-out all necessary acts to the issue of debentures referred herein, which main characteristics can be found on the Annex 1 of the respective PD; b) PD.CA/BAK-06/2005 – Performance of Call Right on Bonds issued on the international market, for the purpose of authorizing the Board of Executive Officers to sign any necessary documents, notices and contracts to the faithfull compliance of the performance of the call right on bonds issued in the international market, pursuant to the reasons and conditions described on the respective PD; c) PD.CA/BAK-07/2005 – Naphta Import Financing, for the purpose of authorizing the Board of Executive Officers to enter into naphtha import financing agreement, which characteristics can be found on the Annex 1 of the respective PD, being able to carry-out all necessary acts to execute the agreement referred herein; II) Subjects of Company Interest: None on record. CLOSURE OF MINUTES - No further subject existing to be dealt with, these minutes have been prepared, read, discussed and approved, being signed by all attending Board members, by the President and the Secretary of the meeting. São Paulo, April 13, 2005. [Signed by: Pedro Augusto Ribeiro Novis - President; Marta Pinto Lima Pacheco - Secretary; Alvaro Fernandes da Cunha Filho – Vice-President; Alvaro Pereira Novis; AndréTapajós Cunha; Francisco Teixeira de Sá; José de Freitas Mascarenhas; Kuniyuki Terabe; Luiz Fernando Cirne Lima; Newton Sergio de Souza; Patrick Horbach Fairon]

Conforms to the original recorded in the minute.

Marta Pinto Lima Pacheco
Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer